    As filed with the Securities and Exchange Commission on November 12, 2002
                                                      Registration No. 333-96979
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              -------------------

                               Amendment No. 1 to

                                    Form S-3
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933

                              -------------------

                            IMPAX LABORATORIES, INC.
             (Exact name of registrant as specified in its charter)

            Delaware                                      65-0403311
 (State or other jurisdiction of                (I.R.S. Employer Identification
 incorporation or organization)                             Number)

                              30831 Huntwood Avenue
                                Hayward, CA 94544
                                 (510) 476-2000
    (Address, including zip code, and telephone number, including area code, of principal executive offices)


                                BARRY R. EDWARDS
                           Co-Chief Executive Officer
                            IMPAX LABORATORIES, INC.
                               3735 Castor Avenue
                             Philadelphia, PA 19124
                                  215-289-2220
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                              -------------------

     Copies of all communications, including all communications sent to the agent for service, should be sent to:
                                SOL GENAUER, ESQ.
                        Blank Rome Comisky & McCauley LLP
                                One Logan Square
                           Philadelphia, PA 19103-6998
                                 (215) 569-5500

                              -------------------

         Approximate date of proposed sale to the public: From time to time after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

--------------------------------------------------------------------------------


                              -------------------

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS


                            IMPAX LABORATORIES, INC.

                                1,462,083 Shares

                                  Common Stock

         These 1,462,083 shares of our common stock are being offered for sale by the selling stockholder named on page 19 of this prospectus. We will not receive any part of the proceeds from these sales.

         Our common stock trades on the Nasdaq National Market under the symbol "IPXL." On November 7, 2002, the closing sale price of our common stock was $6.11 per share.

         Our principal executive officers are located at Impax Laboratories, Inc., 30831 Huntwood Avenue, Hayward, California, 94544 and our telephone number is (510) 476-2000.

                              --------------------

         You are urged to carefully read the "Risk Factors" section beginning on page five of this Prospectus, which describes specific risks and certain other information associated with an investment in our company that should be considered before you make your investment decision.

                              --------------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy of this Prospectus. Any representation to the contrary is a criminal offense.











                The date of this Prospectus is November 12, 2002

                                TABLE OF CONTENTS


                                                                                                          Page
                                                                                                          ----
SUMMARY.......................................................................................................3
-------
IMPAX LABORATORIES, INC.......................................................................................3
------------------------
THE OFFERING..................................................................................................4
------------
RISK FACTORS..................................................................................................5
------------
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS....................................................18
---------------------------------------------------------
GOODWILL AND OTHER INTANGIBLE ASSETS.........................................................................18
------------------------------------
USE OF PROCEEDS..............................................................................................19
---------------
SELLING STOCKHOLDER..........................................................................................19
-------------------
PLAN OF DISTRIBUTION.........................................................................................20
--------------------
LEGAL MATTERS................................................................................................21
-------------
EXPERTS......................................................................................................21
-------
WHERE YOU CAN FIND MORE INFORMATION..........................................................................22
-----------------------------------
DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES..........................22
-----------------------------------------------------------------------------------

                                     SUMMARY

This is only a summary and does not contain all of the information that may be important to you. You should read the more detailed information and our consolidated financial statements, the notes to those financial statements and the other financial information appearing in or incorporated by reference into this prospectus.

                            IMPAX LABORATORIES, INC.

We are a technology-based, specialty pharmaceutical company focused on the development and commercialization of generic and brand name pharmaceuticals, utilizing our controlled-release and other in-house development and formulation expertise. In the generic pharmaceuticals market, we are primarily focusing our efforts on selected controlled-release generic versions of brand name pharmaceuticals. We are also developing other generic pharmaceuticals which we believe present one or more competitive barriers to entry, such as difficulty in raw materials sourcing, complex formulation or development characteristics, or special handling requirements. In the brand name pharmaceuticals market, we are developing products for the treatment of central nervous system, or CNS, disorders. Our initial brand name product portfolio consists of development-stage projects to which we are applying our formulation and development expertise to develop differentiated, modified, or controlled-release versions of currently marketed drug substances. We intend to expand our brand name products portfolio primarily through internal development and, in addition, through licensing and acquisition.

We market our generic products through our Global Pharmaceuticals division and intend to market our branded products through our Impax Pharmaceuticals division.

We have developed seven different proprietary controlled-release delivery technologies that can be utilized with a variety of oral dosage forms and drug release rates. We believe that these technologies are flexible and can be applied to a variety of pharmaceutical products, both generic and branded.

As of October 31, 2002, we had 19 abbreviated new drug applications, or ANDAs, pending at the Federal Drug Administration, or FDA, for generic versions of brand name pharmaceuticals. The U.S. sales for the brand name pharmaceuticals were approximately $9.7 billion for the twelve months ended June 30, 2002. We have approximately 17 other products in various stages of development for which ANDAs have not yet been filed. These products are for generic versions of brand name pharmaceuticals that had U.S. sales that were approximately $5 billion for the twelve months ended June 30, 2002.

We have three brand name products under development. These products are for improved versions of brand name pharmaceuticals that had U.S. sales of approximately $1.5 billion for the twelve months ended June 30, 2002.

We currently market 25 generic pharmaceuticals, which represent dosage variations of ten different pharmaceutical compounds. Our existing customer base includes large pharmaceutical wholesalers, warehouse chain drug stores, mass merchandisers and mail-order pharmacies. We do not currently market any brand name pharmaceuticals.

                                  THE OFFERING

Common stock offered by Impax Laboratories, Inc.     None

Common stock offered by selling stockholder          1,462,083 shares

Use of proceeds                                      We will not receive any
                                                     proceeds from the sale of
                                                     shares by the selling
                                                     stockholder.

Risk factors                                         See "Risk Factors" for a
                                                     discussion of factors you
                                                     should carefully consider
                                                     before deciding to invest
                                                     in shares of our common
                                                     stock.

                                  RISK FACTORS

An investment in our common stock involves a high degree of risk. You should consider carefully the following risk factors, as well as the other information included in this prospectus, in deciding whether to invest in our common stock. This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from the results discussed in the forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed in this "risk factors" section, and elsewhere in this prospectus.

                          Risks Related to Our Business

We have experienced, and expect to continue to experience, operating losses and negative cash flow from operations and our future profitability is uncertain.


We do not know whether or when our business will ever be profitable or generate positive cash flow, and our ability to become profitable or obtain positive cash flow is uncertain. We have generated minimal revenues to date and have experienced operating losses and negative cash flow from operations since our inception. As of September 30, 2002 our accumulated deficit was $86,871,000 and we had outstanding indebtedness in an aggregate principal amount of $31,117,000 (including $22,000,000 due Teva Pharmaceuticals Curacao, N.V.). To remain operational, we must, among other things:


     >> continue to obtain sufficient capital to fund our operations;
     >> obtain from the FDA approval for our products;
     >> prevail in patent infringement litigation in which we are involved; >> successfully launch our new products; and >> comply with the many complex governmental regulations that deal with virtually every aspect of our business activities.

We may never become profitable or generate positive cash flow from operations.

We currently have a limited number of commercialized products and these products generate limited revenues and are expected to have declining revenues over their product lives.


We currently market 25 generic pharmaceuticals which represent dosage variations of ten different pharmaceutical compounds. Our revenues from these products for the nine months ended September 30, 2002 were approximately $16.1 million. We do not anticipate further revenue growth from these products; rather, we anticipate that revenues from these products will decline over time. As a result, our future prospects are dependent on our ability to successfully introduce new products. As of October 31, 2002, we had 19 ANDAs pending at the FDA for generic versions of brand name pharmaceuticals. The FDA and the regulatory authorities may not approve our products submitted to them or our other products under development. Additionally, we may not successfully complete our development efforts. Even if the FDA approves our products, we may not be able to market our products if we do not prevail in the patent infringement litigation in which we are involved. Our future results of operations will depend significantly upon our ability to develop, receive FDA approval for, and market new pharmaceutical products.


Our products are subject to a costly and time-consuming regulatory approval process prior to commercialization.


We are required to obtain FDA approval before marketing new drug products. The FDA approval requirements are costly and time consuming. For drugs that contain the same active ingredient and are of the same route of administration, dosage form, strength and indication(s) as drugs already approved for use in the United States (the reference or listed drugs), the FDA ordinarily only requires bioavailability data demonstrating that the generic formulation is bioequivalent to the previously approved reference drug, indicating that the rate of absorption and the levels of concentration of a generic drug in the body do not show a significant difference from those of the previously approved reference drug. Our bioequivalence studies and other data may not result in FDA approval to market our new drug products. While we believe that the FDA's abbreviated new drug application procedures will apply to our bioequivalent versions of controlled-release drugs, these drugs may not be suitable for, or approved as part of, these abbreviated applications. Moreover, after the FDA approves one of our products, we may have to withdraw it from the market if our manufacturing is not in accordance with FDA standards or our own internal standards.

Bioequivalent pharmaceuticals, commonly referred to as generics, are the pharmaceutical and therapeutic equivalents of brand name drugs and are usually marketed under their established nonproprietary drug names rather than by a brand name. Controlled-release drug delivery technologies generally provide more consistent and appropriate drug levels in the bloodstream than immediate-release dosage forms and may improve drug efficacy and reduced side effects by releasing drug dosages at specific times and in specific locations in the body. These technologies also allow for the development of "patient friendly" dosage forms, which reduce the number of times a drug must be taken, thus improving patient compliance.

Some abbreviated application procedures for bioequivalent controlled-release drugs and other products are presently the subject of petitions filed by brand name drug manufacturers, which seek changes from the FDA in the approval requirements for particular bioequivalent drugs. We cannot predict at this time whether the FDA will make any changes to its abbreviated application requirements as a result of these petitions, or the effect that any changes may have on us. Any changes in FDA regulations or policies may make abbreviated application approvals more difficult and thus may materially harm our business and financial results.

In order to market a new drug that does not qualify for the FDA's abbreviated application procedures, we may have to conduct extensive clinical trials to demonstrate product safety and efficacy and submit a New Drug Application, or NDA. The process of completing clinical trials and preparing an NDA may take several years and requires substantial resources. We have never submitted an NDA. Our studies and filings may not result in FDA approval to market our new drug products and, if the FDA grants approval, we cannot predict the timing of any approval.

Patent certification requirements for bioequivalent controlled-release drugs and for some new drugs could also result in significant delays in obtaining FDA approval if patent infringement litigation is initiated by the holder or holders of the brand name patents. We apply our proprietary drug delivery technologies and formulation skills to develop bioequivalent versions of selected controlled-release brand name pharmaceuticals. Specifically, we apply our proprietary processes and formulations to develop a product that will produce the brand product's physiological characteristics but not infringe upon the patents of the owner of the NDA or other innovator. In connection with this process, we conduct studies to establish that our product is bioequivalent to the brand product, and obtain legal advice that our products do not infringe the NDA owner's or the innovator's patents or that such patents are invalid or unenforceable. As required by the Drug Price Competition and Patent Restoration Act of 1984, known as the Hatch-Waxman Amendments, we then assemble and submit a ANDA to FDA for review. If we believe that our product does not infringe a patent associated with the brand product which has been listed in FDA's Approved Drug Products with Therapeutic Equivalence Evaluation Book, commonly referred to as the "Orange Book", or that such patent is invalid or unenforceable, we are required to make such a certification. This is called a Paragraph IV certification.

Once our ANDA is accepted for filing by FDA, we must also send notice of a Paragraph IV certification to the NDA owner and patent holder. The NDA owner or patent holder may then initiate a legal challenge for patent infringement. If they do so within 45 days of their receipt of notice of our Paragraph IV certification, that ensuing lawsuit will automatically prevent the FDA from approving our ANDA until the earlier of 30 months, expiration of the patent, or when the infringement case is decided in our favor. Brand name companies may obtain additional patents after an ANDA has been filed, but before final marketing approval has been granted, which may result in a new legal challenge and may require submission of a new Paragraph IV certification and trigger a new notice and waiting period requirements. Thus, the developer of bioequivalent products may invest a significant amount of time and expense in the development of these products only to be subject to significant delay and the uncertain result of patent litigation before its products may be commercialized. Patent litigation has been instituted against us with respect to nine of our pending ANDAs relating to our generic controlled-release product candidates.


Delays in obtaining FDA approval of abbreviated applications and some new drug applications can also result from a marketing exclusivity period and/or an extension of patent terms.

We are subject to substantial patent litigation that could delay or prevent our commercialization of products.


We have and continue to face substantial patent infringement litigation with respect to our proposed products. As of October 31, 2002, we had 19 ANDAs pending at the FDA for generic versions of brand name pharmaceuticals. To date, patent litigation has been filed against us in connection with nine of the ANDAs we have filed containing certifications relating to infringement, validity, or enforceability of patents. In these ANDAs, we have certified that we believe an unexpired patent which is listed with the FDA and covers the brand name product will not be infringed and/or is invalid or unenforceable. Patent litigation is both costly and time consuming. If we are unable to prevail in these litigations or obtain any required licenses, we may be prevented from commercializing our products.


We anticipate that additional legal actions may be filed against us as we file additional ANDAs. Patent litigation may also be brought against us in connection with NDA products that we may pursue. The outcome of patent litigation is difficult to predict. Prior to filing an ANDA or NDA, we evaluate the probability of patent infringement litigation on a case-by-case basis. Our business and financial results could be materially harmed by the delays in marketing our products as a result of litigation, an unfavorable outcome in any litigation, or the expense of litigation, whether or not it is successful.


If our strategic alliance with Teva Pharmaceutical Industries, Ltd. fails to benefit us as expected, our business will be harmed.

On June 27, 2001, we entered into a strategic alliance agreement with Teva Pharmaceuticals Curacao, N.V., a subsidiary of Teva Pharmaceutical Industries, Ltd., for 12 controlled-release generic pharmaceutical products. The agreement grants Teva exclusive U.S. marketing rights, and an option to acquire exclusive marketing rights in the rest of North America, South America, the European Union, and Israel, for five of our products pending approval at the FDA and six products under development. In addition, we granted Teva an option to acquire exclusive marketing rights to one other product currently pending approval at the FDA. Of the six products under development, two have been filed with the FDA. Teva has elected to commercialize a competing product to one of the two products filed since June 2001, which it has developed internally. Pursuant to the agreement, we have elected to participate in the development and commercialization of Teva's competing product and share in the gross margin of such product. Teva, at its option, can acquire exclusive marketing rights for these products in the rest of North America, South America, the European Union and Israel. We will be responsible for supplying Teva with all of its requirements for the products and will generally share with Teva in the gross margins from its sale of the products. We will depend on our strategic alliance with Teva to achieve market penetration for the products covered by the agreement and to generate product revenues for us. We entered into the agreement with Teva on the basis of certain expectations of the level of sales of the products which Teva will achieve. If we fail to maintain our strategic alliance with Teva, or if our strategic alliance with Teva fails to benefit us as expected, our revenues will not meet our expectations and our business will be harmed.

Our stockholders may be adversely affected by strategic alliances or licensing arrangements we make with other companies.


We have entered into strategic alliances or license agreements with respect to certain of our products with Teva Pharmaceuticals Curacao, N.V., Wyeth, Norvartis Consumer Health, Inc. and Schering Corporation. In the future, we may enter into strategic alliances or licensing arrangements with respect to other products with these or other companies. These arrangements may require us to relinquish rights to certain of our technologies or product candidates, or to grant licenses on terms that ultimately may prove to not be favorable to us, either of which could reduce the market value of our common stock.


We face intense competition in the pharmaceutical industry from both brand name and generic manufacturers, and wholesalers that could severely limit our growth.


The pharmaceutical industry is highly competitive and many of our competitors have longer operating histories and substantially greater financial, research and development, marketing, and other resources than us. We are subject to competition from numerous other entities that currently operate in the pharmaceutical industry, including companies that are engaged in the development of controlled-release drug delivery technologies and products, and other manufacturers that may decide to undertake in-house development of these products. Our generic products may be subject to competition from, among other products, competing generic products marketed by the patent holder. The following table, based upon publicly available information, reflects the companies which to our knowledge market brand name or generic products that compete with our three largest product families currently on the market which accounted for approximately 84% of our revenues for the nine months ended September 30, 2002:


          Product                              Brand Competition                    Generic Competition
---------------------------               -----------------------------------     -------------------------
Lipram Capsules (Pancreatic               McNeil Laboratories (Pancrease(R)),     Ethex Corporation, Mutual
enzymes)                                  Solvay Pharmaceuticals (Creon(R)),      Pharmaceuticals, Contract
                                          Scandipharm (Ultrase(R))                Pharmacal


Terbutaline Sulfate Tablets               Neosan Pharma (Brethine(R))             None

Fludrocortisone Acetate Tablets           Monarch Pharm (Florinef(R))             None


Some of our competitors have greater experience than we do in obtaining FDA and other regulatory approvals. Our competitors may succeed in developing products that are more effective or cheaper to use than products we may develop. These developments may render our products uncompetitive. We may be unable to continue to compete successfully with these companies.

The following table, based upon publicly available information, reflects the companies which to our knowledge market or will market brand name or generic products that are likely to compete with the major products we currently have under development:



         Development Product                     Brand Competition              Potential Generic Competition
-----------------------------------     -------------------------------------   ------------------------------
Omeprazole Delayed Release Capsules     Astra Zeneca (Prilosec(R), Nexium(R))   Andrx Pharmaceuticals, Genpharm
                                                                                International, Dr. Reddy Laboratories
                                                                                Ltd., Eon Labs, Lek International
                                                                                Pharmaceutical Group, Mylan
                                                                                Laboratories, Apotex USA and IVAX
                                                                                Pharmaceuticals

Bupropion HCI ER Tablets                Glaxo, Biovail (Wellbutrin(R), SR,      Andrx Pharmaceuticals, Watson
                                        Zyban(R), Wellbutrin OD)                Laboratories, Eon Labs, Excel
                                                                                Pharmaceuticals

Loratadine/Pseudoephedrine Sulfate ER   Schering-Plough (Claritin(R) D12,       Andrx Pharmaceuticals
Tablets (12hr, 24hr)                    Claritin-D24)

Loratadine Orally Disintegrating        Schering-Plough (Claritin               Cima Labs, Wyeth, Andrx Pharmaceuticals
Tablets                                 Reditabs, Clarinex(R) Reditabs)

Fenofibrate Capsules                    Abbott Labs (Tricor(R) Tablets)         Teva Pharmaceutical Ind, Ltd.

Fexofenadine/Pseudoephedrine HCI ER     Aventis Pharma (Allegra-D(R))           Barr Laboratories
Tablets

Oxycodone HCI ER Tablets                Purdue Pharma (OxyContin(R))            Endo Pharmaceuticals, Teva
                                                                                Pharmaceutical Ind, Ltd.


In order to obtain market share for our generic products, our products will need to be successfully marketed to pharmaceutical wholesalers, chain drug stores which warehouse products, mass merchandisers, mail-order pharmacies and others. These entities often purchase generic products from a limited number of suppliers, which they then sell to end-users. Among the factors considered by these entities in purchasing a generic product are price, on-time delivery, a good record with the FDA and relationship. In order to obtain market share for our brand name products, we will be dependent on physicians prescribing our products to their patients. Among the factors considered by physicians in prescribing a brand name product is the quality and effectiveness of the product. We have only limited experience in marketing our generic products and have no experience in marketing brand name products. We or our strategic partners may not be able to successfully market our products.

We face risks related to goodwill and intangibles.


At September 30, 2002, our goodwill and intangibles were approximately $28.4 million, or approximately 29% of our total assets. We may never realize the value of our goodwill and intangibles. We will continue to evaluate on a regular basis whether events or circumstances have occurred that indicate all, or a portion, of the carrying amount of goodwill may no longer be recoverable, in which case a charge to earnings would become necessary. Although at September 30, 2002 we do not consider the net unamortized balance of goodwill to be impaired under accounting principles generally accepted in the United States of America, any such future determination requiring the write-off of a significant portion of unamortized goodwill could have a material adverse effect on our financial condition or results of operations.


Our limited capital may make it difficult for us to repay indebtedness, or require us to modify our business operations and plans by spending less money on research and development programs, developing fewer products, and filing fewer drug applications with the FDA.


Our cash used in operations has exceeded cash generated from operations in each period since our inception. We anticipate continuing to incur expenses substantially in excess of our product revenues for the foreseeable future. As of September 30, 2002 we had outstanding indebtedness of approximately $31,117,000, bearing interest at rates ranging from 2.0% to 8.17% annually. For the year ended December 31, 2001 we paid interest on our indebtedness of approximately $224,000. Additionally, as of September 30, 2002 we had an accumulated stockholders' deficit of approximately $86,871,000. We may not be able to maintain adequate capital at any given time or from time to time in the future.

As of September 30, 2002 we had approximately $22.4 million of cash, cash equivalents, and short-term investments, all of which are unrestricted. Although we estimate that these funds will be sufficient for at least the next 12 months of operations at our planned expenditure levels, these funds may not be sufficient. The exact amount and timing of future capital requirements will depend upon many factors, including continued progress with our research and development programs, expansion of these programs, the approval and launch of new products, as well as the amount of revenues generated by our existing products. We may not be successful in obtaining additional capital in amounts sufficient to fund our operations. Additional financing also may not be available to us on terms favorable to us or our stockholders, or at all. In the event that adequate funds are not available, our business operations and plans may need to be modified. The lack of additional capital could result in less money being spent on research and development programs, fewer products being developed and at a slower pace, and fewer drug applications being filed with the FDA.


Generic drug makers are often most profitable when they are the first producer of a generic drug, and we do not know if we will be the first producer of any generic drug product.


In August 1999, the FDA proposed to amend its regulations relating to 180-day marketing exclusivity for which certain bioequivalent drugs may qualify. In its proposal, the FDA explained that to qualify for exclusivity, a pharmaceutical company must be the first generic applicant to file an ANDA with the FDA in a substantially complete form, rather than the first company to successfully challenge a patent. We believe we were first to file with the FDA on only one ANDA. We cannot predict whether or what changes the FDA may make to its regulations. In March 2000, the FDA issued new guidelines regarding the timing of approval of ANDAs following a court decision in patent infringement actions and the start of the 180-day marketing exclusivity period provided for in the Hatch-Waxman Amendments, applicable to generic pharmaceuticals. These guidelines could result in us not being able to utilize all or any portion of the 180-day marketing exclusivity period on ANDA products we were first to file on, depending on the timing and outcome of court decisions in patent litigation. We are unable to predict what impact, if any, the FDA's new guidelines may have on our business or financial condition. The first generic drug manufacturers receiving FDA approval for generic equivalents of related brand name products have often captured greater market share from the brand name product than later arriving manufacturers. The development of a new generic drug product, including its formulation, testing and FDA approval, generally takes approximately three or more years. Consequently, we may select drugs for development several years in advance of their anticipated entry to market, and cannot know what the market or level of competition will be for that particular product if and when we begin selling the product. In addition, by introducing generic versions of their own brand name products prior to the expiration of the patents for those drugs, brand name drug companies have attempted to prevent generic drug manufacturers from producing or capturing market share for certain products. Brand name companies have also attempted to prevent competing generic drug products from being treated as equivalent to their brand name products. We expect efforts of this type to continue.


We face uncertainties related to clinical trials which could result in delays in product development and commercialization.

Prior to seeking FDA approval for the commercial sale of brand name controlled-release formulations under development, we must demonstrate through clinical trials that these products are safe and effective for use. We have limited experience in conducting and supervising clinical trials. A number of difficulties are associated with clinical trials. The results of clinical trials may not be indicative of results that would be obtained from large-scale testing. Clinical trials are often conducted with patients having advanced stages of disease and, as a result, during the course of treatment these patients can die or suffer adverse medical effects for reasons that may not be related to the pharmaceutical agents being tested, but which nevertheless affect the clinical trial results. Moreover, our clinical trials may not demonstrate sufficient safety and efficacy to obtain FDA approval. A number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials even after promising results in pre-clinical studies. These failures have often resulted in decreases in the stock prices of these companies. If any of our products under development are not shown to be safe and effective in clinical trials, our business and financial results could be materially harmed.

Our assumptions may not bear out as we expect.


Our expectations regarding the success of our products and our business are based on assumptions which may not bear out as we expect. In our press releases and other public documents, we have forecast the accomplishment of objectives material to our success, such as anticipated filings with the FDA and anticipated receipt of FDA approvals. For example, we have assumed that we will file with the FDA from six to eight ANDAs during 2002. The actual timing and results of these events can vary dramatically due to factors such as the uncertainties inherent in the drug development and regulatory approval process, and delays in achieving manufacturing capacity and marketing infrastructure sufficient to commercialize our products. We may not make regulatory submissions or receive regulatory approvals as forecasted, or we may not be able to adhere to our current schedule for product launches.


The time necessary to develop generic drugs may adversely affect if and when, and the rate at which, we receive a return on our capital.

We begin our development activities for a new generic drug product several years in advance of the patent expiration date of the brand name drug equivalent. The development process, including drug formulation, testing and FDA review and approval, often takes three or more years. This process requires that we expend considerable capital to pursue activities that do not yield an immediate or near-term return. Also, because of the significant time necessary to develop a product, the actual market for a product at the time it is available for sale may be significantly less than the originally projected market for the product. If this were to occur, our potential return on our investment in developing the product, if approved for marketing by the FDA, would be adversely affected and we may never receive a return on our investment in the product. It is also possible for the manufacturer of the brand name product for which we are developing a generic drug to obtain approvals from the FDA to switch the brand name drug from the prescription market to the over-the-counter market. If this were to occur, we would be prohibited from marketing our product other than as an over-the-counter drug, in which case product revenues could be significantly less than we anticipated.

Our revenues and operating results have fluctuated, and could fluctuate significantly in the future, which may have a material adverse effect on our results of operations and stock price.

Our revenues and operating results may vary significantly from quarter to quarter as well as in comparison to the corresponding quarter of the preceding year. Variations may result from, among other factors:

     >> the timing of FDA approvals we receive;
     >> the timing of process validation for particular generic drug products; >> the timing of product launches;
     >> the introduction of new products by others that render our products obsolete or noncompetitive;
     >> the outcome of our patent infringement litigations; and >> the addition or loss of customers.

Our results of operations will also depend on our ability to maintain selling prices and gross profit margins. As competition from other manufacturers intensifies, selling prices and gross profit margins often decline, which has been our experience with our existing products. Our future operating results may also be affected by a variety of additional factors, including the results of future patent challenges and the market acceptance of our new products.

Restrictive FDA regulations govern the manufacturing and distribution of our products.

In addition to requiring FDA approval prior to marketing any of our products, we are subject to FDA regulations regarding the development, manufacture, distribution, labeling and promotion of prescription drugs. In addition, the FDA requires that certain records be kept and reports be made, mandates registration of drug manufacturers and listing of their products, and has the authority to inspect manufacturing facilities for compliance with their current Good Manufacturing Practices. Our business and financial results could be materially harmed by any failure to comply with manufacturing and other requirements.

Other requirements exist for controlled drugs, such as narcotics, which are regulated by the U.S. Drug Enforcement Administration ("DEA"). Further, the FDA has the authority to withdraw approvals of previously approved drugs for cause, to request recalls of products, to bar companies and individuals from future drug application submissions and, through action in court, to seize products, institute criminal prosecution, or close manufacturing plants in response to violations. The DEA has similar authority and may also pursue monetary penalties. Our business and financial results could be materially harmed by these requirements or FDA or DEA actions.

We will need an effective sales organization to market and sell our future brand products and our failure to build or maintain an effective sales organization may harm our business.

We do not currently market products under our own brand and we cannot assure you that we ever will do so. Currently, we do not have an active sales division to market and sell any brand name products that we may develop or acquire. We may not be able to recruit qualified sales personnel to market our brand name products prior to the time those products are available for commercial launch. Our inability to enter into satisfactory sales and marketing arrangements in the future may materially harm our business and financial results. We may have to rely on collaborative partners to market our branded products. These partners may not have our same interests in marketing the products and may fail to effectively market the products, and we may lose control over the sales of these products.

Decreases in health care reimbursements could limit our ability to sell our products or decrease our revenues.

Our ability to maintain revenues for our products will depend in part on the extent to which reimbursement for the cost of pharmaceuticals will be available from government health administration agencies, private health insurers, and other organizations. In addition, third party payors are attempting to control costs by limiting the level of reimbursement for medical products, including pharmaceuticals, which may adversely affect the pricing of our products. Moreover, health care reform has been, and is expected to continue to be, an area of national and state focus, which could result in the adoption of measures that could adversely affect the pricing of pharmaceuticals or the amount of reimbursement available from third party payors. We cannot assure you that health care providers, patients, or third party payors will accept and pay for our pharmaceuticals. In addition, there is no guarantee that health care reimbursement laws or policies will not materially harm our ability to sell our products profitably or prevent us from realizing an appropriate return on our investment in product development.

We are subject to an outstanding court order governing manufacture of our products that may adversely affect our product introduction plans and results of operations.

On May 25, 1993 the United States District Court for the Eastern District of Pennsylvania issued an order against Richlyn Laboratories, Inc. that, among other things, permanently enjoined Richlyn from selling any drug manufactured, processed, packed or labeled at its Philadelphia facility unless it met certain stipulated conditions. When we acquired the facilities and drug applications of Richlyn, we became subject to the conditions in that court order. The order requires, in part, that the FDA find that products manufactured, processed and packed at the former Richlyn facility (our Philadelphia facility) conform with

FDA regulations concerning current Good Manufacturing Practices before the products can be marketed. If we are unable to maintain compliance with current Good Manufacturing Practices, the packaging operations we conduct at our Philadelphia facility could be severely restricted.

We depend on our patents and trade secrets and our future success is dependent on our ability to protect these secrets and not infringe on the rights of others.


We believe that patent and trade secret protection is important to our business and that our future success will depend, in part, on our ability to obtain patents, maintain trade secret protection, and operate without infringing on the rights of others. We have been issued three U.S. patents and have filed additional U.S. and various foreign patent applications relating to our drug delivery technologies. Our U.S. patents are for our Concentric Multiple-Particulate Delivery System, our Timed Multiple-Action Delivery System and our Pharmaceutical Stabilization System. We expect to apply for additional U.S. and foreign patents in the future. The issuance of a patent is not conclusive as to its validity or as to the enforceable scope of the claims of the patent. In addition, the issuance of a patent to us does not mean that our products do not infringe on the patents of others. We cannot assure you that:


     >> our patents, or any future patents, will prevent other companies from developing similar or functionally equivalent products or from successfully challenging the validity of our patents;
     >> any of our future processes or products will be patentable;
     >> any pending or additional patents will be issued in any or all appropriate jurisdictions;
     >> our processes or products will not infringe upon the patents of third parties; or
     >> we will have the resources to defend against charges of patent infringement by third parties or to protect our own patent rights against infringement by third parties.

We also rely on trade secrets and proprietary knowledge which we generally seek to protect by confidentiality and non-disclosure agreements with employees, consultants, licensees and pharmaceutical companies. If these agreements are breached, we may not have adequate remedies for any breach, and our trade secrets may otherwise become known by our competitors.

Our business and financial results could be materially harmed if we fail to avoid infringement of the patent or proprietary rights of others or to protect our patent rights.

We have exposure to patent infringement litigation as a result of our product development efforts, which could adversely affect our product introduction efforts and be costly.

The patent position of pharmaceutical firms involves many complex legal and technical issues and has recently been the subject of much litigation. There is no clear policy establishing the breadth of claims allowed or the degree of protection afforded under these patents. During the past several years, there has been an increasing tendency for the innovator of the original patented product to bring patent litigation against a generic drug company. This litigation is often initiated as an attempt to delay the entry of the generic drug product and reduce its market penetration.


As of September 30, 2002 we have $7 million of patent infringement liability insurance covering us against the costs associated with patent infringement claims made against us relating to seven ANDAs we filed under Paragraph IV of the Hatch-Waxman Amendments. This insurance coverage may not be sufficient to cover any liability resulting from alleged or proven patent infringement. Additionally, we do not believe that this type of litigation insurance will be available to us on acceptable terms for our other current or future ANDAs.

We may be subject to product liability litigation and any claims brought against us could have a material adverse effect upon us.


The design, development and manufacture of our products involve an inherent risk of product liability claims and associated adverse publicity. We currently have product liability insurance which covers us for liability of up to $10 million. This insurance may not be adequate to cover any product liability claims to which we may become subject. Product liability insurance coverage is expensive, difficult to obtain, may not be available in the future on acceptable terms, or at all. Any claims brought against us, whether fully covered by insurance or not, could have a material adverse effect upon us.


We are dependent on a small number of suppliers for our raw materials, and any delay or unavailability of raw materials can materially adversely affect our ability to produce products.

The FDA requires identification of raw material suppliers in applications for approval of drug products. If raw materials were unavailable from a specified supplier, FDA approval of a new supplier could delay the manufacture of the drug involved. In addition, some materials used in our products are currently available from only one, or a limited number of suppliers. Further, a significant portion of our raw materials may be available only from foreign sources. Foreign sources can be subject to the special risks of doing business abroad, including:

     >> greater possibility for disruption due to transportation or communication problems;
     >> the relative instability of some foreign governments and economies;
     >> interim price volatility based on labor unrest, materials or equipment shortages, or fluctuations in currency exchange rates; and >> uncertainty regarding recourse to a dependable legal system for the enforcement of contracts and other rights.

The delay or unavailability of raw materials can materially adversely affect our ability to produce products. This can materially adversely affect our business and operations.

We depend on key officers and qualified scientific and technical employees, and our limited resources may make it more difficult to attract and retain these personnel.


As a small company with, as of September 30, 2002 approximately 226 employees, the success of our present and future operations will depend to a great extent on the collective experience, abilities, and continued service of Charles Hsiao, our Chairman and Co-Chief Executive Officer, Barry R. Edwards, our Co-Chief Executive Officer, Larry Hsu, our President and Chief Operating Officer, and certain of our other executive officers. We do not have any employment agreements with any of our executive officers, other than Dr. Hsiao, Mr. Edwards, and Dr. Hsu. We do not maintain key man life insurance on the lives of any of our executives. If we lose the services of any of these executive officers, it could have a material adverse effect on us. Because of the specialized scientific nature of our business, we are also highly dependent upon our ability to continue to attract and retain qualified scientific and technical personnel. Loss of the services of, or failure to recruit, key scientific and technical personnel would be significantly detrimental to our product development programs. Our small size and limited financial and other resources may make it more difficult for us to attract and retain qualified officers and qualified scientific and technical personnel.


We have limited manufacturing capacity requiring us to build additional capacity for products in our pipeline. Our manufacturing facilities must comply with stringent FDA and other regulatory requirements.

We currently have three facilities: the Hayward (Huntwood Avenue), California, 35,125 square foot facility which serves as our corporate headquarters and our primary development center; the Hayward (San Antonio Street), California, 50,400 square foot facility which serves as our primary manufacturing center; and the Philadelphia, Pennsylvania, 113,000 square foot facility which serves as our center for sales, packaging and distribution.

We recently completed construction of our Hayward (San Antonio Street) manufacturing center. This new manufacturing facility will need to be in compliance with current Good Manufacturing Practices and inspected. We cannot assure you that such approvals will be obtained or, if obtained, obtained in time to manufacture additional products as they are approved. Our facilities are subject to periodic inspections by the FDA and we cannot assure you that the facilities will continue to be in compliance with current Good Manufacturing Practices or other regulatory requirements. Failure to comply with such requirements could result in significant delays in the development, approval and distribution of our planned products, and may require us to incur significant additional expense to comply with current Good Manufacturing Practices or other regulatory requirements.


The DEA also periodically inspects facilities for compliance with security, recordkeeping, and other requirements that govern controlled substances. We cannot assure you that we will be in compliance with DEA requirements in the future.

Our compliance with environmental, safety, and health laws may necessitate substantial expenditures in the future, the capital for which may not be available to us.

We cannot accurately predict the outcome or timing of future expenditures that we may be required to make in order to comply with the federal, state and local environmental, safety and health laws and regulations that are applicable to our operations and facilities. We must comply with environmental laws that govern, among other things, airborne emissions, waste water discharges, workplace safety, and solid and hazardous waste disposal. We are also subject to potential liability for the remediation of contamination associated with both present and past hazardous waste generation, handling and disposal activities. We are subject periodically to environmental compliance reviews by environmental, safety and health regulatory agencies. Environmental laws have changed in recent years and we may become subject to stricter environmental standards in the future and face larger capital expenditures in order to comply with environmental laws. Our limited capital makes it uncertain whether we will be able to pay for larger than expected capital expenditures. Also, future costs of compliance with new environmental, safety and health requirements could have a material adverse effect on our financial condition or results of operations.

If we are unable to manage our growth, our business will suffer.


We have experienced rapid growth of our operations. We have increased our employee count from 112 in March 2001 to 226 in September 2002. The number of ANDAs pending approval at the FDA has increased from 11 at June 2001 to 19 at October 2002. This growth has required us to expand, upgrade and improve our administrative, operational and management systems, controls and resources. We anticipate additional growth in connection with the expansion of our manufacturing operations, development of our brand name products, our marketing and sales efforts for the products we develop, and the development and manufacturing efforts for our products. Although we cannot assure you that we will, in fact, grow as we expect, if we fail to manage growth effectively or to develop a successful marketing approach, our business and financial results will be materially harmed.

                         Risks Related to this Offering


Our stockholders may sustain future dilution in ownership as a result of the terms of some of our outstanding securities or future issuances of securities.


We may need to raise additional capital in the future to fund our operations and planned expansion. To the extent we raise additional capital by issuing equity securities or securities convertible into or exchangeable for equity securities, ownership dilution to our stockholders, including holders of shares purchased in this offering, will result. At September 30, 2002 we had 75,000 shares outstanding of our Series 2 Preferred Stock. At September 30, 2002 these shares were convertible, at any time at the option of their holders, into an aggregate of 1,500,000 shares of our common stock. The shares of preferred stock also have anti-dilution protections if we were to issue stock for a price below stated levels ($5.00 per share for the Series 2 Preferred Stock), which could make them convertible into additional shares of common stock. In addition, the Series 2 Preferred Stock is subject to redemption, mandatorily on March 31, 2005, or at the option of the holder upon the occurrence of certain events. In either case, we can elect to pay the redemption price of $100 per share of Series 2 Preferred Stock by issuing shares of common stock at a discount of 10% from the then current market price of the common stock. In addition, we borrowed $22 million from Teva. This refundable deposit will be forgiven if we achieve certain milestones relating to the development of certain products. If we fail to achieve the milestones, the refundable deposit will become payable on January 15, 2004, in cash or, at our option, by the issuance of our common stock at a price equal to the average closing sale price for the common stock measured over the ten trading days ending two days prior to the date on which the common stock is acquired by Teva.


A substantial number of our shares are eligible for future sale and the sale of our shares into the market may depress our stock price.


Our stock price may be depressed by future sales of our shares or perception that future sales may occur. We had 47,870,717 shares outstanding as of October 31, 2002 of which approximately 21.2 million shares were owned by our officers and directors or their affiliates and are considered restricted shares. Substantially all of these approximately 21.2 million shares have been registered for sale under the Securities Act of 1933 and, subject to certain limitations, may be sold at any time without restriction. The remaining shares of our outstanding common stock are freely tradable. In addition, as of September 30, 2002 we had 75,000 shares of Series 2 Preferred Stock outstanding, convertible into at least 1,500,000 shares of common stock, outstanding warrants to purchase 2,548,266 shares of common stock, and outstanding stock options to purchase 4,474,058 shares of common stock. The common stock into which the outstanding 75,000 shares of Series 2 Preferred Stock are convertible has been registered for sale under the Securities Act of 1933 and, subject to certain limitations, may be sold at any time without restriction. None of the shares underlying the warrants have yet been registered for sale under the Securities Act of 1933, but substantially all of the warrants have registration rights entitling the holders to register the underlying shares under the Securities Act of 1933 in certain instances upon exercise of the warrants, which would allow those shares of common stock to be sold without restriction. The shares underlying the stock options have been registered under the Securities Act of 1933 and, subject to certain limitations, may be sold upon exercise of the stock options without restriction. In addition, on September 30, 2002 we had 4,795,323 shares of common stock available for issuance under employee benefit plans in addition to the 4,474,058 shares issuable upon exercise of the options referred to above. We are unable to estimate the amount, timing, or nature of future sales of common stock. Sales of substantial amounts of the common stock in the public market, or the perception that these sales may occur, may lower the common stock's market price.

Control of our company is concentrated among six stockholders who beneficially own approximately 42% of our outstanding common stock and who can exercise significant influence over all matters requiring stockholder approval.

As of September 30, 2002 our present directors, executive officers and their respective affiliates and related entities beneficially owned approximately 47% of our outstanding common stock and common stock equivalents. Certain of these stockholders have the right to obtain additional shares of our equity securities under certain circumstances. They are entitled to preemptive rights, meaning that they are entitled to purchase additional shares of our equity securities when we sell shares of our equity in order to maintain their percentage ownership in our company, and are also entitled to anti-dilution protection, meaning that they will receive additional shares of our common stock in the event that we issue shares of our common or preferred stock at a lower purchase price than the purchase price paid for shares issued to these stockholders. They may also receive additional shares of our common stock if, pursuant to the mandatory or optional redemption provisions of our preferred stock, we redeem our preferred stock by electing to issue common stock in lieu of paying the cash redemption price. These stockholders can exercise significant influence over all matters requiring stockholder approval, including the election of directors and the approval of significant corporate transactions. This concentration of ownership may also potentially delay or prevent a change in control of our company.

Our stock price is likely to remain volatile.

The stock market has, from time to time, experienced significant price and volume fluctuations that may be unrelated to the operating performance of particular companies. In addition, the market price of our common stock, like the stock price of many publicly traded specialty pharmaceutical companies, has been and will likely continue to be volatile. The following table illustrates the volatility of our stick price over the last two years.

                                                      Price Range Per Share
                                                      ---------------------
                                                       High            Low
                                                      ------          -----
             Year Ended December 31, 2002
             ------------------------------------
             Quarter ended March 31, 2002             $13.72          $6.00
             Quarter ended June 30, 2002               $8.84          $6.55
             Quarter ended September 30, 2002          $7.47          $2.90

             Year Ended December 31, 2001
             ------------------------------------
             Quarter ended March 31, 2001             $10.31          $5.88
             Quarter ended June 30, 2001              $12.60          $6.25
             Quarter ended September 30, 2001         $17.10         $10.60
             Quarter ended December 31, 2001          $14.28          $8.21

             Year Ended December 31, 2000
             ------------------------------------
             Quarter ended March 31, 2000              $5.50          $3.50
             Quarter ended June 30, 2000               $6.63          $4.00
             Quarter ended September 30, 2000          $8.38          $5.19
             Quarter ended December 31, 2000           $8.56          $4.87


Prices of our common stock may be influenced by many factors, including:

     >> investor perception of us;
     >> analyst recommendations;
     >> market conditions relating to specialty pharmaceutical companies;
     >> announcements of new products by us or our competitors;
     >> publicity regarding actual or potential development relating to products under development by us or our competitors;
     >> developments or disputes concerning patent or proprietary rights;
     >> delays in the development or approval of our product candidates;
     >> regulatory developments;
     >> period to period fluctuations in financial results of us and our competitors;
     >> future sales of substantial amounts of common stock by shareholders; and >> economic and other external factors.

We have and may in the future issue additional preferred stock which could adversely affect the rights of holders of our common stock.

Our Board of Directors has the authority to issue up to 2,000,000 shares of our preferred stock and to determine the price, rights, preferences, and privileges of those shares without any further vote or action by the stockholders (except that the rights, preferences, and privileges may not be more favorable to the stockholder than the Series 2 Preferred Stock, without the approval of holders of the Series 2 Preferred Stock). Preferred stockholders could adversely affect the rights and interests of holders of common stock by:

     >> exercising voting, redemption, and conversion rights to the detriment of the holders of common stock;
     >> receiving preferences over the holders of common stock regarding assets or surplus funds in the event of our dissolution or liquidation;
     >> delaying, deferring, or preventing a change in control of our company; >> discouraging bids for our common stock at a premium over the market price of the common stock; and
     >> otherwise adversely affecting the market price of the common stock.

We are not likely to pay dividends.

We have not paid any cash dividends on our common stock and we do not plan to pay any cash dividends in the foreseeable future. We plan to retain any earnings for the operation and expansion of our business.




            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the documents incorporated by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words "believe," "expect," "anticipate," "plan," "may," "will," "could," "estimate," "potential," "opportunity," "future," "project," and similar expressions, as they relate to us, are intended to identify forward-looking statements. These forward-looking statements involve risks and uncertainties. Our actual results could differ significantly from the results discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed in "Risk Factors." You should carefully consider that information before you make an investment decision. You should not place undue reliance on our forward-looking statements.

                      GOODWILL AND OTHER INTANGIBLE ASSETS

Effective January 1, 2002, we adopted SFAS 142, "Goodwill and Other Intangible Assets". This Statement addresses financial accounting and reporting for intangible assets acquired individually or with a group of other assets at acquisition. This Statement also addresses financial accounting and reporting for goodwill and other intangible assets subsequent to their acquisition.

In adopting SFAS 142, we no longer amortize goodwill. The table below illustrates the effects of removing goodwill amortization, by period, on our reported net loss and net loss per share for the twelve months ended December 31, 2001, 2000 and 1999.



                                                                     For the Year Ended December 31,
                                                                  2001            2000            1999
                                                             ------------   -------------     -----------
          NET LOSS

          Reported net loss, before cumulative effect of
          accounting changes                                 $ 25,111,000    $ 24,673,000     $ 8,949,000

          Cumulative effect of accounting changes
          (SAB 101)                                                    --         288,000              --

          Net loss, after cumulative effect of accounting
          changes                                              25,111,000      24,961,000       8,949,000

          Add back: Goodwill amortization                       3,502,000       3,502,000         146,000
                                                             ------------    -------------    -----------

          Adjusted net loss                                  $ 21,609,000    $ 21,459,000     $ 8,803,000
                                                             ============    =============    ===========

                                                                     For the Year Ended December 31,
                                                                  2001             2000            1999
                                                             ------------    -------------    -----------
          BASIC AND DILUTED LOSS
          PER COMMON SHARE

          Reported net loss, before  cumulative effect of
          accounting changes                                 $       0.60    $        0.09    $      1.12

          Cumulative effect of accounting changes
          (SAB 101)                                                    --             0.01             --

          Net loss, after cumulative effect of accounting
          changes                                                    0.60             0.91           1.12

          Add back: Goodwill amortization                            0.08             0.13           0.02
                                                             ------------    -------------    -----------

          Adjusted net loss                                  $       0.52    $        0.78    $      1.10
                                                             ============    =============    ===========


                                 USE OF PROCEEDS

         We will not receive any proceeds from the sale of the shares of our common stock by the selling stockholder.

                               SELLING STOCKHOLDER

         We have a strategic relationship with the selling stockholder, Teva Pharmaceuticals Curacao, N.V. On June 27, 2001 we entered into a strategic alliance agreement with Teva for 12 controlled-release generic pharmaceutical products. The agreement grants Teva exclusive U.S. marketing rights for five of our products pending approval at the FDA and six products under development. The agreement also grants Teva an option to acquire exclusive marketing rights to one other product pending approval at the FDA at the time of the agreement. Teva also has an option to acquire exclusive marketing rights in the rest of North America, South America, the European Union and Israel for these products. We will be responsible for supplying Teva with all of its requirements for these products and will share with Teva in the gross margins from its sale of the products.

         In connection with the strategic alliance agreement, we entered into a stock purchase agreement with Teva on June 27, 2001 pursuant to which Teva agreed to purchase from us such number of shares of our common stock that can be purchased for an aggregate consideration of $15 million in four equal installments of $3,750,000 each. At the time of each purchase the per share purchase price was set to equal the average of the closing sale prices of the common stock as reported on the Nasdaq National Market System for the ten trading day period ending two days prior to the date of each purchase. Pursuant to the terms of the stock purchase agreement Teva purchased an aggregate of 1,462,083 shares in four installments as follows:



         Date of Purchase                 Number of Shares Purchased      Purchase Price Per Share
         ----------------                 --------------------------      ------------------------
       September 17, 2001                           238,353                        $15.733
       December 17, 2001                            340,662                         11.01
       March 15, 2002                               419,933                          8.93
       June 17, 2002                                463,135                          8.097

         The shares were sold to Teva without registration under the Securities Act of 1933, as amended, in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933.

         The table below sets forth information as of June 30, 2002 with respect to the number and percentage of shares of common stock beneficially owned by the selling stockholder and the number of shares that the selling stockholder may offer.


                                                                            Number of
                                                 Shares of Common            Shares             Shares of Common
                                                Stock Beneficially            Being           Stock Beneficially Owned
          Selling Stockholder               Owned Before this Offering       Offered            After this Offering
----------------------------------------    ---------------------------    ------------    -------------------------
                                               Number          Percent                        Number        Percent
                                            -------------     ---------                    -----------     ---------
Teva Pharmaceuticals Curacao N.V.             1,462,083         3.06       1,462,083           --              --



                              PLAN OF DISTRIBUTION

         We are registering the shares of common stock on behalf of the selling stockholder. We will pay all costs, expenses and fees in connection with this registration, except that the selling stockholder will pay underwriting discounts and selling commissions, if any. We will not receive any of the proceeds from the sale of the shares by the selling stockholder. When we refer to the "selling stockholder" in this prospectus, that term includes donees and pledgees selling shares of common stock under this prospectus which were received from the selling stockholder.


         The selling stockholder may sell its shares at various times in one or more of the following transactions:

         o on the Nasdaq National Market (or any other exchange on which the shares may be listed);

         o in the over-the-counter market;

         o in negotiated transactions other than on the over-the-counter market;

         o in ordinary brokerage transactions and transactions in which the broker solicits purchasers and in transactions where the broker or dealer acts as principal and resells shares for its own account under this prospectus;

         o in block trades;

         o by pledge to secure debts and other obligations;

         o in connection with the writing of non-traded and exchange-traded put or call options, in hedge transactions, in covering previously established short positions and in settlement of other transactions in standardized or over-the-counter options; or

         o in a combination of any of the above transactions.

         The selling stockholder may sell its shares at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices. The selling stockholder may sell shares directly or may use broker-dealers to sell its shares. The broker-dealers will either receive discounts or commissions from the selling stockholder, or they will receive commissions from purchasers of shares. This compensation may be in excess of customary commissions.

         The selling stockholder may also sell all or a portion of its shares under Rule 144 under the Securities Act of 1933 (the "Securities Act"), or pursuant to other available exceptions from the registration requirements of the Securities Act or may pledge shares as collateral for margin accounts. These shares could then further be resold pursuant to the terms of such accounts.

         Under certain circumstances, the selling stockholder and any broker-dealers that participate in the distribution might be deemed to be "underwriters" within the meaning of the Securities Act and any commission received by them and any profit on the resale of the shares of common stock as principal might be deemed to be underwriting discounts and commissions under the Securities Act. The selling stockholder may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act. Liabilities under the federal securities laws cannot be waived.

         Because the selling stockholder may be deemed to be an "underwriter" under the Securities Act, the selling stockholder will be subject to prospectus delivery requirements under the Securities Act. Furthermore, in the event of a "distribution" of its shares, the selling stockholder, any selling broker or dealer and any "affiliated purchasers" may be subject to Regulation M under the Securities Exchange Act of 1934 (the "Exchange Act"), which prohibits, with certain exceptions, any such person from bidding for or purchasing any security which is the subject of such distribution until such person's participation in the distribution is completed. We have informed the selling stockholder that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to its sales in the market.

         If we are notified by the selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required, under Rule 424(b) under the Securities Act, disclosing the following:

         o the name of the selling stockholder and of the participating broker-dealer(s);

         o the number of shares involved;

         o the price at which such shares were sold;

         o the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable; and

         o other facts material to the transaction.




         The selling stockholder may be entitled under agreements entered into with us to indemnification from us against liabilities under the Securities Act.

         In order to comply with certain state securities laws, if applicable, these shares of common stock will not be sold in a particular state unless they have been registered or qualified for sale in that state or any exemption from registration or qualification is available and complied with.

                                  LEGAL MATTERS

         An opinion will be delivered by Blank Rome Comisky & McCauley LLP, Philadelphia, Pennsylvania, to the effect that the shares of our common stock being offered by this prospectus have been duly and validly authorized and are legally issued, fully paid and nonassessable.

                                     EXPERTS

         The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2001, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may inspect and copy any document we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the SEC's other public reference facilities in New York, New York, or Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's web site on the Internet at http://www.sec.gov. This web site contains reports, proxy and information statements and other information regarding our company and other registrants that file electronically with the SEC.

         We have filed a registration statement on Form S-3 with the SEC covering the shares of common stock being offered by means of this prospectus. We are allowed to "incorporate by reference" the information contained in documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below, and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, until the selling stockholder sell all the shares:

         1. Our annual report on Form 10-K for the year ended December 31, 2001;

         2. Our quarterly reports on Form 10-Q for the quarters ended March 31, 2002, June 30, 2002 and September 30, 2002; and

         3. The description of our common stock contained in our registration statement on Form 8-A filed on December 8, 1995, as amended on December 14, 1997.

         You may request a copy of these filings, at no cost, by writing or telephoning our Secretary at Impax Laboratories, Inc., 30831 Huntwood Avenue, Hayward, California 94544, telephone number (510) 476-2000.

         You should rely on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. The selling stockholder will not make an offer of these shares in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

       DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES
                                ACT LIABILITIES

         Our corporation is organized under the laws of the State of Delaware.
Section 145 of the Delaware General Corporation Law (the "DGCL"), in general, empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any lawsuit or proceeding (other than an action by or in the right of that corporation) due to the fact that such person is or was a director, officer, employee or agent of that corporation, or is or was serving at the request of that corporation as a director, officer, employee or agent of another corporation or entity. A corporation is also allowed, in advance of the final disposition of a lawsuit or proceeding, to pay the expenses (including attorneys' fees) incurred by any officer, director, employee or agent in defending the action, as long as the person undertakes to repay this amount if it is ultimately determined that he or she is not entitled to be indemnified by the corporation. In addition, Delaware law allows a corporation to indemnify these persons against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by any of them in connection with the lawsuit or proceeding if (a) he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and (b) with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

         A Delaware corporation also can indemnify its officers and directors in an action by or in the right of the corporation to procure a judgment in its favor under the same conditions, except that judicial approval is needed to indemnify any officer or director who is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any such action, the corporation must indemnify him or her against the expenses (including attorneys' fees) which he or she actually and reasonably incurred in connection with this action. The indemnification provided by Delaware law is not deemed to be exclusive of any other rights to which an officer or director may be entitled under any corporation's own organizational documents, agreements or otherwise.

         As permitted by Section 145 of the DGCL, Section TWELFTH of our Certificate of Incorporation (our "Certificate") provides that we will indemnify each person who is or was our director, officer, employee or agent (including the heirs, executors, administrators or estate of these individuals) or is or was serving at our request as a director, officer, employee or agent of another entity, to the fullest extent that the law permits. This indemnification is exclusive of any other rights to which any of these individuals otherwise may be entitled. The indemnification also continues after a person ceases to be a director, officer, employee or agent of our company and inures to the benefit of the heirs, executors and administrators of these individuals. Expenses (including attorneys' fees) incurred in defending any lawsuit or proceeding are also paid by us in advance of the final disposition of these lawsuits or proceedings after we receive an undertaking from the indemnified person to repay this amount if it is ultimately determined that he or she is not entitled to be indemnified by us. Section ELEVENTH of our Certificate further provides that our directors are not personally liable to us or our stockholders of monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of his or her duty of loyalty to us or our stockholder, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (which deals with unlawful dividends or stock purchases or redemptions), or (iv) for any transaction from which he or she derived an improper personal benefit. Our By-laws also provide that, to the fullest extent permitted by law, we will indemnify any person who is a party or otherwise involved in any proceeding because of the fact that he or she is or was a director or officer of our company or was serving at our request.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to any of these foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                 PART II INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses Of Issuance And Distribution

         The following table sets forth the company's estimates (other than of the SEC registration fee) of the expenses in connection with the issuance and distribution of the shares of common stock being registered:

             SEC registration fee.................... $   573
             Legal fees and expenses................. $ 5,000
             Accounting fees and expenses............ $ 3,000
             Miscellaneous expenses ................. $   500
                                                      -------
                     Total: ......................... $ 9,073

None of these expenses are being paid by the selling stockholder.

Item 15.  Indemnification Of Directors And Officers

         Section 145 of the Delaware General Corporation Law (the "DGCL") empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. A corporation may, in advance of the final disposition of any civil, criminal, administrative or investigative action, suit or proceeding, pay the expenses (including attorneys' fees) incurred by any officer, director, employee or agent in defending such action, provided that the director or officer undertakes to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the corporation. A corporation may indemnify such person against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if he or she acting in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

         A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation to procure a judgment in its favor under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses (including attorneys' fees) which he or she actually and reasonably incurred in connection therewith. The indemnification provided is not deemed to be exclusive of any other rights to which an officer or director may be entitled under any corporation's by law, agreement, vote or otherwise.

         In accordance with Section 145 of the DGCL, Section TWELFTH of the Company's Certificate of Incorporation (the "Certificate") provides that the Company shall indemnify each person who is or was a director, officer, employee or agent of the Company (including the heirs, executors, administrators or estate of such person) or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, to the fullest extent permitted. The indemnification provided by the Certificate shall not be deemed exclusive of any other rights to which any of those seeking indemnification or advancement of expenses may be entitled under any by-law, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person. Expenses (including attorneys' fees) incurred in defending a civil, criminal, administrative or investigative action, suit or proceeding shall be paid by the company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the indemnified person to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the Company. Section ELEVENTH of the Certificate provides that a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. The By-laws of the Company provide that, to the fullest extent permitted by applicable law, the Company shall indemnify any person who is a party or otherwise involved in any proceeding by reason of the fact that such person is or was a director or officer of the Company or was serving at the request of the Company.

Item 16.  Exhibits


Exhibit
Number   Description of Document
------   -----------------------
4.1      Specimen Certificate of the Company's Common Stock, par value $.01 per share. (1)

5.1      Opinion of Blank Rome Comisky & McCauley LLP.  (2)

10.1     Patent Infringement Indemnity Insurance by American International Specialty Lines Insurance
         Company, Policy Number 278-54-14.

10.2     Patent Infringement Indemnity Insurance by American Specialty Lines Insurance Company, Policy
         Number 860-45-93.

23.1     Consent of PricewaterhouseCoopers LLP.

24.1     Power of Attorney.  (2)

---------
(1) Incorporated herein by reference to the Registration Statement on Form S-4 (File No. 333-90599).

(2) Previously filed.


Item 17.  Undertakings

         (a) The undersigned registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                           (i) To include any prospectus required by section
10(a)(3) of the Securities Act
of 1933;

                           (ii) To reflect in the prospectus any facts or events
arising after the effective date of the registration statement (or most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                           (iii) To include any material information with
respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

                  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         (c) The undersigned registrant hereby undertakes that:

                  (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective by the Securities and Exchange Commission.

                  (2) For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Philadelphia, Commonwealth of Pennsylvania on November 8, 2002.

                                        IMPAX LABORATORIES, INC.


                                        By:  /s/ Barry R. Edwards
                                             -----------------------------
                                               Barry R. Edwards,
                                               Co-Chief Executive Officer

         Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons on November 8, 2002 in the capacities indicated.



Name                                         Title
----                                         -----
                 *                           Chairman, Co-Chief Executive Officer and Director
------------------------------------------
Charles Hsiao, Ph.D.

/s/ Barry R. Edwards                         Co-Chief Executive Officer and Director (Principal Executive Officer)
------------------------------------------
Barry R. Edwards

                 *                           President, Chief Operating Officer and Director
------------------------------------------
Larry Hsu, Ph.D.

                 *                           Chief Financial Officer (Principal Financial and Accounting Officer)
------------------------------------------
Cornel C. Spiegler

                 *                           Director
------------------------------------------
Leslie Z. Benet, Ph.D

                 *                           Director
------------------------------------------
Robert L. Burr

                 *                           Director
------------------------------------------
David J. Edwards

                 *                           Director
------------------------------------------
Nigel Fleming, Ph.D.

                 *                           Director
------------------------------------------
Michael Markbreiter

                 *                           Director
------------------------------------------
Oh Kim Sun

                 *                           Director
------------------------------------------
Michael G. Wokasch

*By: /s/ Barry R. Edwards
     -------------------------------------
      Barry R. Edwards
      Attorney-In-Fact

                                  EXHIBIT INDEX


Exhibit
Number        Description of Document
------        -----------------------
 4.1          Specimen Certificate of the Company's Common Stock, par value $0.01 per share.(1)

 5.1          Opinion of Blank Rome Comisky & McCauley LLP.  (2)

 10.1         Patent Infringement Indemnity Insurance by American International Specialty Lines Insurance
              Company, Policy Number 278-54-14.

 10.2         Patent Infringement Indemnity Insurance by American Specialty Lines Insurance Company, Policy
              Number 860-45-93.

 23.1         Consent of PricewaterhouseCoopers LLP.

 24.1         Power of Attorney. (2)

---------------------
(1) Incorporated herein by reference to the Registration Statement on Form S-4 (File No. 333-90599).

(2) Previously filed.